UNIONMADE

BUSINESS PLAN

WHO WE ARE

Unionmade is a Men's and Women's retailer based in San Francisco. We were established in 2009 with the idea of taking long forgotten classic American brands, bringing them back, and presenting them all together in a modern environment. As a concept it was revolutionary, and we became responsible for the menswear movement known as heritage. We started as a third-party retailer with one small store in San Francisco's Castro district. What started as a personal project for founder Todd Barket, instantly took off due to an unexpected rush of PR and buzz.

The name Unionmade is a reference to the many brands and artisans that we work with and the strong working relationships with we've created with our vendors. All our products are responsibly sourced and we have long standing relationships with brands that have been with us since the very beginning. We grew rapidly and opened a Women's store, Mill Mercantile, in San Francisco as well as two stores in Los Angeles and a second Northern California men's and women's location. Online for men's and women's was launched in 2011 to great success, allowing us to reach tastemakers and customers around the world.

WHAT WE DO

We have always focused on quality through elevated basics that are easy to wear, meant to last, and get better with age. This is the opposite of the industry trend and may seem counterintuitive, but we feel that it's not only responsible, but goes with our belief that you can have less and it can be great. We have also added a layer of merchandise that is more directional known as Unionmade Studio. This product offering features special pieces that complement our base product that we are so well known for. Here, we invite customers to express their personal style and mix more directional fashion pieces together or wear them with something they already own.

OUR CUSTOMER

Since we offer a range of products and points of view, we capture a global audience at different life stages who are 25 to 75. At our best we are democratic and speak to everyone. Our core customers are affluent, sophisticated, like clothes, shop for themselves, and understand how to put things together to express their personal style. We have a celebrity following as well as a large clientele from the creative and fashion industries.

We know that when we are on sale we get an entirely new audience, that loves us but can't afford us. Our largest sale customers are younger people with a high percentage in college.

OUR SERVICE

Whether online or in-store, we pride ourselves on our customer service. Knowing that we deal with special products that have stories, our jobs first and foremost are to relay the stories of our brands and artisans. Since our entire proposition is built on quality we think the service should match. We work closely with every customer who comes into our stores and onto our website. We offer attentive service, one on one selling, and clienteling. It's a full-service experience from start to finish.

OUR STORES

Our stores are curated, highly organized, and easy to shop. The two points of view that we offer in both our Men's and Women's stores match our online merchandising strategy of Base merchandise and Studio Merchandise. The Base spaces are merchandised in a more mass way that drives volume with our easiest merchandise at a good gross margin. Our Studio spaces are merchandised in a gallery-like way that houses our more directional lines and accessories that are merchandised by collection and wardrobe. The overall experience in the stores is friendly, easy going, and not intimidating.

OUR
MARKETING & PUBLIC RELATIONS

When we opened, we were the only store of its kind at the time and garnered much attention. The first year in business we received GQ's store of the year and Todd was featured in the September issue with a feature on seasonal trends and personal style. We received the MR Vanguard Award for excellence in retailing. Through the years we have been in every kind of publication from Japanese lifestyle magazines, home publications, International fashion publications, national newspapers, and digital magazines. Being first to market with our ideas we were lucky to cement ourselves as a men's and women's retailer that is known globally and thought of as a leader in the marketplace.

OUR
CREATIVE

We are known globally as best in the industry when it comes to creative. We create high level concepts and stories around our brands and products that are smart and succinct. Our photography, art, and copy are best-in-class. Our unique relationships with our brand partners gives us incredible creative freedom. With nearly 10 years of creative images and ideas, we think the work speaks for itself.

OUR
COLLABORATIONS

Our first collaboration was in 2010 with Golden Bear, a San Francisco outerwear manufacturer. This was our first huge success with anything branded with our name on it. Building on the success of Golden Bear, we began collaborating seasonally with some of our best vendors. We created themed collections and items that could only be found at Unionmade.

STORE DESIGN




UNIONMADE











PRODUCT IDEAS


THE
BEACH
BECKONS
IF YOU'RE NOT OUTSIDE AND LOOKING YOUR BEST AT THE BEACH YOU'RE SIMPLY NOT DOING SUMMER RIGHT. OUR SHORT LIST FOR GETTING THE MOST OUT OF THE OCCASION WILL KEEP YOU COOL AND COMFORTABLE WITH BREEZY, LIGHTWEIGHT MATERIALS IN ALL THE RIGHT COLORS. EVEN BETTER, WITH OUR ONGOING END-OF-SEASON SALE OUR GUIDE WILL NOT ONLY SAVE YOU TIME - BUT CASH TOO.
ANYONE WANT ANOTHER MARGARITA?


A CLOSER LOOK:
BARENA
VENETIAN STATE OF MIND
EXUDING A SENSE OF VENETIAN SOPHISTICATION WITH EACH EXPERTLY ARTICULATED DESIGN, BARENA'S KNOCKOUT FALL COLLECTION PAIRS THE CLASSIC WITH THE CONTEMPORARY AND THE TRADITIONAL WITH THE UNEXPECTED, MAKING FOR A LINE AS STUDIED AND DELIBERATE AS IT IS RELAXED AND CREATIVE.
A NEW BLUE SUIT
SLIM, LIGHTWEIGHT AND UNSTRUCTURED... AND THAT MEANS THERE'S NOTHING IT CAN'T DO AND NOWHERE IT CAN'T GO.
CORDUROY
CLASSIC, DISTINCT AND PERFECTLY QUIRKY, CORDUROY MAKES A LONG-OVERDUE COMEBACK THIS FALL.
AUBERGINE
FALL'S UNEXPECTED GO-TO SHADE. (SO GO THERE.)


JANUARY
BLUES
SURE, DENIM IS A WARDROBE STAPLE, BUT THAT DOESN'T MEAN YOU SHOULDN'T GET CREATIVE WITH IT. COMING IN ALL WEIGHTS, SHAPES, CUTS AND STYLES, OUR INDIGO-DYED, DURABLY-CRAFTED SELECTION OF ALL THINGS DENIM IS READY TO MIX THINGS UP THIS WINTER...
THIS IS THE JANUARY BLUES.


THE BIG IDEA:
SHOE
SPECTRUM
SNEAKERS, SLIP-ONS, LOAFERS, CHUKKAS, BLUCHERS, BOOTS, SANDALS, HI-TOPS, LOW-TOPS, NO-TOPS AND MORE... OUR SUMMER FOOTWEAR SELECTION HAS YOU COVERED, WHATEVER THE SEASON KICKS YOUR WAY.
ASTORFLEX / BIRKENSTOCK / CLARKS /
CONVERSE / FIET / NOVESTA / YUKETEN


CONVERSE
CHUCKS
ARE
HERE.


UNIONMADE
MIX
'N MASH-UP
WE'VE PUT TOGETHER NINE MAGICAL MASH-UPS FROM THE UNIONMADE STUDIO ASSORTMENT TO ENSURE THAT SUMMER'S ARRIVAL DOESN'T STIFLE YOUR STYLE. COMPRISED OF LIGHTWEIGHT LAYERS, POPS OF COLOR AND BOLD, ENERGETIC PATTERNS, THESE ARE THE INGREDIENTS TO THE PERFECT SUMMER WARDROBE.

CAMPAIGNS


KAPITAL
KAPITALISMS
TURNING EXPERIMENTATION INTO AN ART FORM SEASON AFTER SEASON, THE LATEST FROM THE WILDLY CREATIVE FOLKS AT KAPITAL EXPERTLY BLENDS SIGNATURE STYLES, UNEXPECTED SILHOUETTES AND INSANELY INTRICATE PIECES FROM THEIR COVETED COUNTRY LINE TO CREATE A COLLECTION AS NUANCED AS IT IS BOLD, AS IMAGINATIVE AS IT IS CLASSIC.
BANDANA PATCHWORK RING COAT
PATCHWORK KATMANDU SHIRT
BROAD CLOTH ANORAK SHIRT JACKET
JERSEY REMAKE LEWIS TEE
CISCO CENTURY DENIM 5 POCKET


A SOURCE OF PRIDE
UNIONMADE CELEBRATES SAN FRANCISCO'S LGBT FAMILY AND THEIR UNWAVERING PURSUIT TO CREATE THEIR BEST LIVES, FREELY EXPRESSED AND PERSONIFIED WITH STYLE. THESE IDEALS HAVE BEEN AN UNENDING SOURCE OF INSPIRATION FOR US SINCE OUR INCEPTION. THIS IS PRIDE PERSONIFIED!
GITMAN VINTAGE
PROSPECTIVE FLOW
HAVERSACK
GREI.
CHAMPION REVERSE WEAVE


BEAMS+
OUR WAY
WORN SLIM OR RELAXED, BUTTONED UP OR NONCHALANTLY, THERE'S NO WRONG WAY TO ROCK BEAMS+. BRIGHT PATTERNS AND UNEXPECTED SILHOUETTES DEFINE THIS THOUGHTFULLY INSPIRED COLLECTION, AND OUR STAFF SHOWS YOU THEIR FAVORITE WAYS TO WEAR THEIR FAVORITE PIECES FROM THE JAPANESE BRAND THAT SOMEHOW GETS BETTER, EACH AND EVERY SEASON.
"I like a weird shape in... well, basically just navy and grey. Plus I'm short, and Beams+ is sensitive to that."
"I love Beams+ for its versatility! I can spin it classic or give it an edge and, depending on my mood, my style can be a little or a lot of either on any given day."


THE UNIONMADE WAY
BECAUSE THE LOGO SHOULD BE ON THE LABEL, NOT ON YOU.
AVAILABLE SINCE 1890 WITHOUT CROWDFUNDING.
CAMP OUT ALL NIGHT TO WATCH THE SUNRISE, NOT FOR A NEW PAIR OF SNEAKERS.


WHETHER YOU'RE SEARCHING FOR EVERYDAY STAPLES OR SHOW-STOPPING STATEMENTS, WARDROBE CORNERSTONES OR EFFORTLESS ACCENTS, OUR CURATED GUIDE HAS YOU COVERED. FEATURING OUR FAVORITE PIECES FROM OUR FAVORITE COLLECTIONS, THIS IS
THE UNIONMADE GIFT GUIDE
COLORFUL GIFTING
COZY GIFTING

PRODUCT DEVELOPMENT AND COLLABORATIONS


ALL IN FOR
ALDEN
HANDCRAFTED IN MASSACHUSETTS BY ALDEN'S LEGENDARY, INIMITABLE SHOEMAKERS, OUR LATEST DELIVERY FROM THE TIRELESS LABEL FEATURES FOUR NEW STYLES — INCLUDING TWO UNIONMADE EXCLUSIVES, BOTH LIMITED TO LESS THAN 25 PAIRS — READY TO INSTANTLY (AND PERMANENTLY) UPGRADE ANYONE'S WARDROBE. BUT GET 'EM WHILE YOU CAN. ONCE THEY'RE GONE, THEY'RE GONE FOR GOOD.
01
COURTLAND CAP TOE DOVER
02
PLAIN TOE BOOT
03
PLAIN TOE BLUCHER
04
STANYAN PERFORATED CAP TOE BOOT


BRAND. NEW. ALDENS.


GOLDEN BEAR
LIGHT AND BRIGHT
THE SANTA CRUZ BARRACUDA
01
TOMATO
02
PAPRIKA
03
WOODROSE
04
SUNNY


GOLDEN BEAR
THE 32OZ. MELTON SERIES
MADE IN SAN FRANCISCO FROM A WINTER-READY 32OZ. MELTON WOOL, OUR LATEST COLLABORATIVE EFFORT WITH GOLDEN BEAR REIMAGINES FOUR CLASSIC SILHOUETTES — THE BIKER JACKET, THE CPO, THE BLAZER AND THE PEA COAT — WITH A HOST OF THOUGHTFUL DETAILS, SUBTLE UPDATES AND CONSIDERED TAILORING. ACT FAST... ONLY 50 WERE MADE BETWEEN THE SIX STYLES.
VARSITY MOTO JACKET
CPO SHIRT JACKET
FOUR BUTTON BLAZER
FOUR BUTTON BLAZER


THE GREY AREA


VACCHETTA
AGING GRACEFULLY
TIMELESSLY SLEEK, EFFORTLESSLY CHIC AND DESTINED TO IMPROVE WITH AGE, EACH PIECE IN OUR NATURAL VEGETABLE-TANNED COLLECTION — FROM GOLDEN BEAR, IL BISONTE AND MORE — WAS BUILT TO ELEVATE ANY LOOK FOR DECADES ON END.


UNIONMADE
x
GOLDEN BEAR
FRESH COAT
ICONIC, VERSATILE AND BOLD, THE MA-1 JACKET IS ONE OF THE MOST RECOGNIZABLE, EFFORTLESSLY STYLED SILHOUETTES IN MENSWEAR HISTORY. AND FOR SPRING, WE'VE COLLABORATED WITH GOLDEN BEAR TO BRING BACK OUR TAKE ON THE LEGENDARY DESIGN.
THIS SEASON, IN ADDITION TO THE CLASSIC ITALIAN NYLON, WE'VE RENDERED THE TIME-TESTED STYLE IN A STUNNING ARRAY OF SPRING-READY SATIN FABRICS, REFERENCING THE CLASSIC SOUVENIR JACKETS OF THE '40S.


HIGH CONTRAST
BY UNIONMADE
SUMMER SHADOWS
RELAXED, REFINED AND APPROPRIATELY BOLD, THIS IS HIGH CONTRAST BY UNIONMADE. MADE IN COLLABORATION WITH SOME OF OUR FAVORITE BRANDS — LIKE GOLDEN BEAR, GITMAN VINTAGE AND KIKA NY — OUR LATEST COLLECTION FEATURES A BRILLIANT RANGE OF CLOSET STAPLES, WARM-WEATHER FAVORITES AND LONG-LASTING ACCESSORIES, EACH PIECE AVAILABLE EXCLUSIVELY AT UNIONMADE.
GET LOUD THIS SUMMER WITH A VIVID, STRIKING PATTERN FROM OUR FRIENDS AT GITMAN VINTAGE, EACH PIECE CRAFTED WITH A WARM-WEATHER READY COTTON.

OUR BUSINESS

The business was started with $30,000, including the build out and first season buy. We grew rapidly with no working capital into a business of $12,000,00 in sales at our peak. As we received more attention we started being noticed in the industry by real estate developers and with all of the women's customers in the men's store asking for women's product in the same aesthetic, it seemed logical to open a women's store. We soon teamed up with real estate developers to open satellite stores in Brentwood and Marin, and then we partnered with the Grove to open our flagship Los Angeles store. We stayed at the Brentwood Country Mart for 5 years and developed a following of locals as well as visitors from all over the world who came to see us. The store was only 1,000 feet, it was profitable but took us away from giving attention to our SF flagship and online business. We operated the Grove location for 2 years in partnership with the owners, but we soon realized that this location was too commercial for what we do. The customer base was a bit more pedestrian and we were sitting next to lower priced versions of us. It wasn't the right fit and we learned that we are best in smaller centers or stand alone on the street where we are a destination.

In 2018 we made the decision to rename and relocate our Women's store. When Mill Mercantile opened it was the women's answer to Unionmade and was presented as a more utilitarian point of view with more mass merchandise. As we refined it more we added in a more contemporary point of view that drew attention and was at the forefront of the women's better modern, minimal contemporary category. With the goal to sell more and gain a bigger audience the decision was made to move the store closer to the Unionmade flagship store and rename the concept Unionmade Women's. By putting women's into the flagship brand in store and online we think that this not only simplifies things but makes a stronger presence which will lead to incremental sales. We have been testing Women's product in the Larkspur location with success and in the Fall this will be split 50/50 into Unionmade Men's and Women's and presented side by side.

We launched Unionmadegoods.com in 2011, and we were one of the first independent stores to have a custom designed website. We drew a lot of traffic because of press and influencers. We saw rapid growth and fostered a large audience. Being the first we were able to establish ourselves and cement our place in our space in the market. Over the years we have experienced a flattening which is due to competition, a smaller assortment, and lack of operating capital to grow the business. We feel like this is an easy business to grow if we focus on it and get the resources.

TIMELINE

NOVEMBER 2009	Unionmade opens at 493 Sanchez Street, in San Francisco's Castro district
FEBRUARY 2011	Unionmade Brentwood opens at the Brentwood Country Mart in Los Angeles
SEPTEMBER 2011	Unionmadegoods.com launches
FEBRUARY 2012	Unionmade Larkspur opens at the Marin County Mart in Marin County
SEPTEMBER 2012	Mill Mercantile opens on 24th Street in Noe Valley in San Francisco
OCTOBER 2012	Unionmade SF expands and becomes a flagship store taking the 495 Sanchez Street space, doubling its square footage
NOVEMBER 2012	Millmercantile.com launches
FEBRUARY 2014	Unionmade Los Angeles Flagship Store opens at The Grove in West Hollywood
SEPTEMBER 2015	Unionmade at The Grove closes
SEPTEMBER 2016	Unionmade Brentwood closes
JUNE 2017	Unionmade SF is forced to leave its San Francisco flagship location for a state mandated earthquake retrofit and moves to a temporary location nearby
DECEMBER 2017	Unionmade SF moves into a newly remodeled flagship store on 18th Street
FEBRUARY 2018	Mill Mercantile rebrands to Unionmade Women's and moves to 18th Street in the Castro
MARCH 2018	Millmercantile.com closes and a select assortment is available on Unionmadegoods.com
AUGUST 2018	Unionmade Larkspur is remodeled into Unionmade Men's and Women's with a similar design to the SF flagship stores
SEPTEMBER 2018	Unionmadegoods.com relaunches as a men's and women's website with a new interface

OUR BUSINESS CURRENTLY

Due to our early success we were at the forefront of a menswear trend that took us by storm and we benefited greatly from being the only people in the market. With all the energy behind us we were able to expand in a faster than usual way. We have never had any working capital. We were running a 12 million dollar business on cash that was coming in from selling product and no reserve. With the Grove Store not being successful we were stuck with unsaleable merchandise that had to be liquidated at cost or below. We were able to use the product for several online sales, which helped produce cashflow to pay vendors. We were on our way to recovery and were leveling out.

Last year we started to gather financials and understand our product margins and operating expenses in detail like we never have before.
As that was being understood we were forced to move out of our SF flagship store for a mandated earthquake retrofit. The store was temporarily moved to a space that was half the square footage. What was planned as a 3 month move turned out to be 6 months due to construction issues. The Fall buy was bought 5 months prior with the understanding that we would be in our newly remodeled store. As the Fall buy started coming in we had half the space for the product and half the traffic. Our business dropped 40% and we were nearing the busy holiday season. We moved back into our established location in December with the hopes of renewed business, but it was a rough start. In the time we were relocated we lost approximately $500,000.00. This set us back considerably in our payables and has been making operating difficult, as we are essentially a season behind. In the mean time we have done major cost cutting around expenses and personnel with the hopes of generating additional cashflow. We've also been looking at doing business in different ways (promotions, markdowns to get rid of old product to flow new).

OUR FUTURE

We believe we have a growth strategy that we can feel confident in. We have learned a lot in the past 9 years and feel like we are in a place where we understand our business more than ever and are making smart decisions.

We realized that at our peak we were the only store of our kind and we created a trend and buzz which we never thought possible. The business was strong and we saw a lot of growth. As time passed the business evolved. The customers who saw us as a trend moved on to the next trend and our core audience fell into place. Our customers who stuck with us are loyal and we have retained a strong business that we believe we can grow.

PRIORITY 1:

Stabilize the business by catching up with our current debt and paying off all our vendors to get current and caught up. Get funded for working capital to start the season fresh with excess for prepayment of product.

PRIORITY 2:

Grow the online business. Women's will debut on the website this Fall, which will grow the audience. The business has plateaued in the past few years. We think we can grow the business by retargeting and using an outside agency to look at new ways to expand. We would also like to look at the assortment. We have been hindered in the past by budgetary constraints and we think we could add more opening price point products into the assortment to drive additional volume, as well as buy a slightly different assortment, which we currently don't do because our buy is based on shred inventory and is bought really to fit inside the San Francisco stores. We are set up from a staffing and operations perspective to run a larger business.

PRIORITY 3:

Add new stores to increase revenue. We know we are best in affluent areas where there's a mix of younger people and more established families that share our style and quality proposition. Since we had 2 other locations previously we know how to handle additional stores operationally. We are known globally as a Bay Area retailer and we think that the Bay Area has yet to be maximized for us. We believe that we can easily and immediately add additional stores to our portfolio. From our experience in Marin we understand the sensibility of the customer in a metropolitan suburb and how to assort the product.

We would like to open a series of small satellite stores that are Man's and Women's combined and have our easiest to wear and easiest price points. We will sort the stores all in a similar way and we would like to work with vendors to get discounts. Merchandise can easily be transferred from location to location and streamline our assortments in general to help with gross margin and the bottom line. We think the opportunities for stores are:

San Francisco (Cow Hollow/Marina)
Palo Alto (University Ave/Town and Country)
East Bay (San Ramon/Berkeley)

Eventually we think we can get back into the Los Angeles market. We have a following there and we realize that the locations that we had were driving online awareness and traffic. Being in an area that has higher traffic that is freestanding would be the strategy. We know LA is a destination city. We also think our ethos fits into the Pacific Northwest aesthetic and would complement it nicely:

Los Angeles (West Hollywood)
Portland (Pearl District)
Seattle (Ballard)

PRIORITY 4:

Create an in-house line. Selling third party merchandise can be limiting as far as gross margin and profits and the price is set by the market online, so there's no way to make up what you are losing on shipping and online operational costs. We know that when we've collaborated and branded goods with our name on them, they become instantly covetable. Which is why we've laid the ground work to start designing and producing our own in-house line of apparel, accessories, and possibly footwear. The concept is based on our current best sellers: updated wardrobe essentials that are modern, easy to wear, and high quality. The line would be designed in-house, produced domestically (which we think is important) with a source that we have worked with before. We started this process last year, but had to stop due to the financial issues we encountered. One of the issues was hitting minimums and having enough points of sale to sell the line. We feel that this is the way to grow the business, create a healthy margin, and have something that's exclusively ours. If we can open additional locations we can easily hit minimums, get production costs down and create an even better gross margin. We see all the stores being anchored in our own product with third party merchandise as a layer. We think this is a big opportunity for us and we feel like we can execute this well.